UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 24, 2012

ORDER DENYING CONFIDENTIAL TREATMENT
REQUEST UNDER RULE 24b-2
AND
NOTICE OF OPPORTUNITY TO PETITION
FOR REVIEW UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Corestream Energy, Inc.

File No. 0-26383 - CF#26575

_____

The Division of Corporation Finance denied your request for confidential treatment of the information excluded from exhibit 10.1 to the Form 8-K, as filed on March 15, 2011.

We denied your request because we concluded:

- the excluded information is material to those who make investment decisions concerning your securities; and

- the application failed to include information required to be included by Rule 24b-2, including an analysis of the applicable exemption from disclosure under the Commission's rules and regulations and a specific stated date through which confidential treatment is sought.

You may request that the Commission review this order by submitting a petition to the Office of the Secretary within five days, as required by 17 C.F.R. 201.430. Otherwise, we will make the information for which you requested confidential treatment available to the public.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Assistant Director